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VIA EDGAR

September 3, 2021

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 115 to the Registrant’s registration statement on Form N-1A (“PEA 115”) on behalf of the Wasatch Long/Short Alpha Fund (the “Fund”) filed on EDGAR on June 30, 2021 that were provided to me by telephone on Wednesday, August 11, 2021 by the Securities and Exchange Commission (the “SEC”).

1.        Prospectus – Additional Information about the Funds – Additional Information about Investment Strategies and Risks

SEC Comment:        In the section entitled “Additional Information about the Funds – Additional Information about Investment Strategies and Risks”, the disclosure includes a Preferred Stock Risk. This risk states that investing in preferred stock is a non-principal strategy and is not considered a principal risk of the Fund. In the sections entitled “Summary-Principal Strategies” and “Summary-Principal Risks” of the Prospectus, preferred stock is listed as a principal strategy and has a corresponding principal risk. Please reconcile these sections.

Response:        The disclosure regarding preferred stock will remain in the sections entitled “Summary-Principal Strategies” and “Summary-Principal Risks” of the Prospectus. The “Preferred Stock Risk” will be removed from the section entitled “Additional Information about the Funds – Additional Information about Investment Strategies and Risks”.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:	R. Biles

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